# BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com



July 17, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549



**Attention: Office of International Corporate Finance**



Dear Sirs/ Mesdames:

**Re: MAXIMUM VENTURES INC. (the "Issuer")**
**Filing of documents under Rule 12g3-2(b),**
***Securities Act* of 1934**
**File No. 82-3923**

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 20, 2007:

A. Copy of Notice of Alteration dated April 13, 2007 filed with the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

B. Copy of Notice of Articles dated April 13, 2007 issued by the Registrar of Companies and filed as security holders documents with the Alberta and British Columbia Securities Commissions.

C. Copy of Annual Report as of June 24, 2007 filed with the Registrar of Companies.

D. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy

dw 8/3

- copy of Financial Statements Request Card

E. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended March 31, 2007 with relevant MD&A.

F. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of news releases issued during the relevant period.

H. Copy of Exempt Distribution Report (Form 45-106F1) filed with the British Columbia Securities Commission.

I. Copy of the following material document filed with the British Columbia and Alberta Securities Commissions:

- Articles

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

K. Copies of TSX Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**BERUSCHI & COMPANY**

**PER:** ______________________

**GWEN WEGNER**
Paralegal

Enclosures

**BERUSCHI & COMPANY**
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

July 17, 2007

ACKNOWLEDGED RECEIPT THIS
____ DAY OF __________, 20____

BY: __________________

COPY

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

**Attention: Office of International Corporate Finance**

Dear Sirs/ Mesdames:

**Re: MAXIMUM VENTURES INC. (the "Issuer")**
**Filing of documents under Rule 12g3-2(b),**
***Securities Act* of 1934**
**File No. 82-3923**

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 20, 2007:

A. Copy of Notice of Alteration dated April 13, 2007 filed with the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

B. Copy of Notice of Articles dated April 13, 2007 issued by the Registrar of Companies and filed as security holders documents with the Alberta and British Columbia Securities Commissions.

C. Copy of Annual Report as of June 24, 2007 filed with the Registrar of Companies.

D. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy

- copy of Financial Statements Request Card

E. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended March 31, 2007 with relevant MD&A.

F. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of news releases issued during the relevant period.

H. Copy of Exempt Distribution Report (Form 45-106F1) filed with the British Columbia Securities Commission.

I. Copy of the following material document filed with the British Columbia and Alberta Securities Commissions:

- Articles

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

K. Copies of TSX Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**BERUSCHI & COMPANY**

**PER:**

**GWEN WEGNER**
Paralegal

Enclosures

#-P2-3923

Date and Time: April 13, 2007 09:28 AM Pacific Time

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Alteration

*FORM 11*
*BUSINESS CORPORATIONS ACT*
*Section 257*

| | |
|---|---|
| *Filed Date and Time:* | **April 13, 2007 09:28 AM Pacific Time** |
| *Alteration Date and Time:* | **Notice of Articles Altered on April 13, 2007 09:28 AM Pacific Time** |

## NOTICE OF ALTERATION

**Incorporation Number:**
BC0294425

**Name of Company:**
MAXIMUM VENTURES INC.

### ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

### PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

### AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | COMMON VOTING Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

#82-3723

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

**CERTIFIED COPY**
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
April 13, 2007

*This Notice of Articles was issued by the Registrar on: April 13, 2007 09:28 AM Pacific Time*

*Incorporation Number:* **BC0294425**

*Recognition Date: Incorporated on June 24, 1985*

## NOTICE OF ARTICLES

**Name of Company:**

MAXIMUM VENTURES INC.

### REGISTERED OFFICE INFORMATION

**Mailing Address:**
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

**Delivery Address:**
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

### RECORDS OFFICE INFORMATION

**Mailing Address:**
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

**Delivery Address:**
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

## DIRECTOR INFORMATION

**' st Name, First Name, Middle Name:**
BURNETT, HUGH

**Mailing Address:**
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

**Delivery Address:**
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

**Last Name, First Name, Middle Name:**
BROOKS, DOUGLAS B.

**Mailing Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

**Delivery Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

**Last Name, First Name, Middle Name:**
Knight, Georgia V

**Mailing Address:**
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

**Delivery Address:**
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

**Last Name, First Name, Middle Name:**
ROLAND, RAYMOND W.

**Mailing Address:**
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

**Delivery Address:**
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | COMMON VOTING Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

#82-3923

Date and Time: July 17, 2007 12:20 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

**Ministry of Finance**
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Annual Report

**BC COMPANY**

*FORM 6*
*BUSINESS CORPORATIONS ACT*
*Section 51*

*Filed Date and Time:* **July 3, 2007 04:04 PM Pacific Time**

## ANNUAL REPORT DETAILS

| NAME OF COMPANY | INCORPORATION NUMBER |
|---|---|
| MAXIMUM VENTURES INC.<br>501 905 WEST PENDER STREET<br>VANCOUVER BC V6C 1L6<br>CANADA | **BC0294425** |
| | DATE OF RECOGNITION<br>**June 24, 1985** |
| | DATE OF ANNUAL REPORT<br>(ANNIVERSARY DATE OF RECOGNITION IN BC)<br>**June 24, 2007** |

## OFFICER INFORMATION AS AT June 24, 2007

**Last Name, First Name, Middle Name:**
BROOKS, DOUGLAS B.
**Office(s) Held:** (CEO, CFO, President)

**Mailing Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

**Delivery Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

**Last Name, First Name, Middle Name:**
WEGNER, GWEN

**Office(s) Held:** (Secretary)

**Mailing Address:**
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V6K 1V5
CANADA

**Delivery Address:**
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V6K 1V5
CANADA

---

#82 - 3923


# MAXIMUM VENTURES INC.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886


## NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Maximum Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

| | | | |
|---|---|---|---|
| 1 | CUSIP Number | : | 577925 20 9 |
| 2 | Meeting Type | : | Annual and Special General |
| 3 | Meeting Location | : | Vancouver |
| 4 | Meeting Date | : | May 31, 2007 |
| 5 | Record Date for Notice | : | April 26, 2007 |
| 6 | Record Date for Voting | : | April 26, 2007 |
| 7 | Beneficial Ownership Determination Date | : | April 26, 2007 |
| 8 | Class of Securities Entitled to Receive Notice and Vote | : | Common |

DATED AT VANCOUVER, BRITISH COLUMBIA, the 27th day of March, 2007.

Sincerely,

**MAXIMUM VENTURES INC.**

**PER:** *"Raymond Roland"*

**RAYMOND ROLAND**
Director

#82-3723

# MAXIMUM VENTURES INC.

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Shareholders of **MAXIMUM VENTURES INC.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on May 31, 2007 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended September 30, 2006 and the report of the auditor thereon;

(b) To re-appoint Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 26th day of April, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS**

*"Douglas B. Brooks"*
DOUGLAS B. BROOKS, President

# 82-3923

# MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 669-5819

## INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 26, 2007 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2007.

This Information Circular is furnished in connection with the solicitation of proxies by management of MAXIMUM VENTURES INC. (the "Company") for use at the Annual General Meeting of shareholders to be held on May 31, 2007 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

### APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

### NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

## VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

## VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 26, 2007 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 29,538,932 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

| Name | No. of Voting Securities | Percentage |
|---|---|---|
| CDS & Co[1] | 8,579,458 | 29.04% |
| Raymond Roland | 3,126,104 | 10.58% |

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

## ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

| NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY | PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS | PERIOD SERVED AS DIRECTOR | APPROXIMATE NUMBER OF VOTING SECURITIES[1] |
|---|---|---|---|
| **Douglas B. Brooks**<br>BC, Canada<br><br>*President, CEO, CFO & Director* | Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Gold International Corp. since 1998;<br><br>Also a Director of Ballad Gold & Silver Ltd., Boss Gold International Corp., Pierre EnTerprises Ltd., Ultra Uranium Corp. and Whistler Gold Corp. | June 17, 1999 to date | 1,154,545 |
| **Hugh Burnett**<br>BC, Canada<br><br>*Director* | Retired Banker | April 5, 2000 to date | 90,000 |
| **Georgia V. Knight**<br>BC, Canada<br><br>*Director* | Executive Administrator with Vega Gold Ltd. from November 1998 to October 2001; Businesswoman and securities administrative consultant since 1994;<br><br>Also a Director of International Alliance Resources Inc., Pierre EnTerprises Ltd. and Vega Gold Ltd. | June 29, 2005 to date | 166,666 |
| **Raymond Roland**<br>BC, Canada<br><br>*Director* | Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada<br><br>Also a director of Ballad Gold & Silver Ltd., Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc., Pacific Topaz Resources Ltd. and Ultra Uranium Corp. | April 7, 2006 to date | 3,126,104 |

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Hugh Burnett and Georgia V. Knight are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

  (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Douglas B. Brooks who was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders were been rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre EnTerprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular. Raymond Roland was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001.

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

### Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at September 30, 2006, the Chief Financial Officer as at September 30, 2006 and each of the Company's other three most highly compensated officers as at September 30, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs")

**SUMMARY COMPENSATION TABLE**

| NEO Name and Principal Position (a) | Year (b) | Annual Compensation | | | Long-Term Compensation | | | All Other Compen-sation ($) (i) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) (c) | Bonus ($) (d) | Other Annual Compen-sation ($) (e) | Securities Under Options/ SARs Granted (#) (f) | Shares or Units Subject to Resale Restrictions ($) (g) | LTIP Payouts ($) (h) | |
| **Douglas B. Brooks** President, CEO and CFO | 2006<br>2005<br>2004 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 1,271,773<br>Nil<br>745,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | $25,000[1]<br>$25,000[1]<br>$25,000[1] |

Note[1] Consulting fees paid or accrued to Douglas B. Brooks.

**Long-term Incentive Plans**

The Company does not have a long-term incentive plan for its directors or officers.

**Options and Stock Appreciation Rights ("SARs")**

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

**OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name (a) | Securities Under Options/ SARs Granted (#) (b) | % of Total Options/SARs Granted to Employees in Financial Year (c) | Exercise or Base Price ($/Security) (d) | Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e) | Expiration Date (f) |
|---|---|---|---|---|---|
| Douglas B. Brooks | 1,271,773 | 50.0% | $0.50 | $0.305 | March 3, 2008 |

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| NEO Name<br>(a) | Securities Acquired on Exercise (#)<br>(b) | Aggregate Value Realized ($)<br>(c) | Unexercised Options/SARs at FY-End (#)<br>Exercisable/ Unexercisable<br>(d) | Value of Unexercised in the Money Options/SARs at FY-End ($)<br>Exercisable/ Unexercisable<br>(e) |
|---|---|---|---|---|
| Douglas B. Brooks | Nil | N/A | 1,271,773 Exercisable | Nil Exercisable |

**Termination of Employment or Change of Control**

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2006 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

**Compensation of Directors**

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended September 30, 2006 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following Options and SARs were granted to non-executive directors during the most recently completed financial year.

**OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name<br>(a) | Securities Under Options/ SARs Granted (#)<br>(b) | % of Total Options/ SARs Granted to Employees in Financial Year<br>(c) | Exercise or Base Price ($/Security)<br>(d) | Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)<br>(e) | Expiration Date<br>(f) |
|---|---|---|---|---|---|
| Non-executive directors as a group | 981,773 | 38.6% | $0.50 | $0.305 | March 3, 2008 |

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name<br><br>(a) | Securities Acquired on Exercise (#)<br><br>(b) | Aggregate Value Realized ($)<br><br>(c) | Unexercised Options/SARs at FY-End (#)<br><br>Exercisable/ Unexercisable<br><br>(d) | Value of Unexercised in the Money Options/SARs at FY-End ($)<br><br>Exercisable/ Unexercisable<br><br>(e) |
|---|---|---|---|---|
| Non-executive directors as a group | Nil | N/A | 981,773 Exercisable | Nil Exercisable |

## EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 2,543,546 | $0.50 | 167,729 |
| Equity compensation plans not approved by securityholders | N/A | N/A | N/A |
| Total | 2,543,546 | $0.50 | 167,729 |

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2006 or the current financial year.

## MANAGEMENT CONTRACTS

Since September 1, 2005, the Company is a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 501 – 905 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended September 30, 2006, $30,000 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company owned by A.J. Beruschi. XyQuest was formerly owned by Raymond Roland, a director of the Company.

## CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

### Independence of Members of Board

The Company's Board consists of three directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Hugh Burnett and Georgia V. Knight are independent. Douglas B. Brooks is not independent as he is the President and CEO of the Company.

### Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

### Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

### Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

### Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the

nomination of Board members it considers ethical.

**Nomination of Directors**

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

**Compensation of Directors and the CEO**

The independent directors are Hugh Burnett and Georgia V. Knight. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

**Board Committees**

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

**Assessments**

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

**AUDIT COMMITTEE**

**Audit Committee Charter**

*Mandate*

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

*Composition*

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to

read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

*Meetings*

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

*Responsibilities and Duties*

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the

Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

**Composition of the Audit Committee**

The following are the members of the Committee:

| | | |
|---|---|---|
| Douglas B. Brooks | Not independent* | Financially literate* |
| Hugh Burnett | Independent* | Financially literate* |
| Georgia V. Knight | Independent* | Financially literate* |

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

**Audit Committee Oversight**

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

**Reliance on Certain Exemptions**

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

**Pre-approval Policies and Procedures**

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

**External Auditor Service Fees (By Category)**

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

| Financial Year Ending | Audit Fees[1] | Audit Related Fees | Tax Fees | All Other Fees |
|---|---|---|---|---|
| 2006 | $11,100 | - | - | - |
| 2005 | $8,900 | - | - | - |

Note [1] Year-end audit fees

**Exemption**

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

**APPOINTMENT OF AUDITOR**

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Minni, Clark & Company, Certified General Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Minni, Clark & Company is the successor firm of J.A. Minni & Associates Inc. who were first appointed auditors of the Company on March 6, 2003.

**INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS**

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

**Matters to be acted upon**

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

**Material transactions since October 1, 2005**

**Other informed party transactions**

During the fiscal year ended September 30, 2006, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Consulting fees totaling $25,000 were paid or accrued to Douglas Brooks, President, CEO and a director of the Company.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

### Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2007 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2007 Plan.

The 2007 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2007 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2007 Plan. The 2007 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2007 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2007 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2007 Plan. A summary of some of the additional provisions of the 2007 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2007 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2007 Plan is in the Company's best interests and recommend that the shareholders approve the 2007 Plan.

## ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2006. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 26th day of April, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS**

**MAXIMUM VENTURES INC.**

*"Douglas B. Brooks"*

DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

#82-3923

# Proxy

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF**

**MAXIMUM VENTURES INC. (the "Company")**

**TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6 ON THURSDAY, MAY 31, 2007 AT 10:00 A.M. (PACIFIC TIME)**

**The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints** Douglas B. Brooks, a Director of the Company, or failing this person, Georgia V. Knight, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

**Resolutions** (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | | For | Against | Withhold |
|---|---|---|---|---|
| 1. | The re-appointment of Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors. | | N/A | |
| 2. | (a) To elect as Director, DOUGLAS B. BROOKS | | N/A | |
| | (b) To elect as Director, HUGH BURNETT | | N/A | |
| | (c) To elect as Director, GEORGIA V. KNIGHT | | N/A | |
| | (d) To elect as Director, RAYMOND ROLAND | | N/A | |
| 3. | To approve the proposed stock option plan for implementation by the Company. | | | N/A |

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________

**Please Print Name:** ______________________

**Date:** ______________________

**Number of Shares Represented by Proxy:** ______________________

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE***

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   *(a)* ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   **OR**

   *(b)* ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

*MAXIMUM VENTURES INC.*
***501 - 905 West Pender Street***
***Vancouver, BC V6C 1L6***
***Fax: (604) 669-5886***

#02-3923

# MAXIMUM VENTURES INC.

(the "Company")

## REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

---

**COMPLETE AND RETURN THIS FORM TO:**

**MAXIMUM VENTURES INC.**
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 577925 20 9)

I wish to receive 2006 Annual Financial Statements and MD&A ☐

I wish to receive 2007 Annual Financial Statements and MD&A ☐

I wish to receive 2007 Interim Financial Statements and MD&A ☐

Dated: ____________________ 2007

______________________________
Signature

______________________________
Name – *Please Print*

______________________________
Address

______________________________
City/Prov/State Postal Code

______________________________
Fax Number

______________________________
E-Mail Address

**Please indicate your Preferred Method of Communication (check accordingly):**

E-Mail: ☐ Mail: ☐

82-3923

# MAXIMUM VENTURES INC.

## INTERIM FINANCIAL STATEMENTS

**March 31, 2007**

**(Unaudited)**

# MAXIMUM VENTURES INC.

March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

# MAXIMUM VENTURES INC.
INTERIM BALANCE SHEETS

| | March 31, 2007 (Unaudited) | September 30, 2006 (Audited) |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 592,894 | $ 10,002 |
| GST receivable | 56,779 | 31,142 |
| Advances and prepaid expenses | 17,000 | 2,000 |
| Refundable deposit | 1,000 | 1,000 |
| | 667,673 | 44,144 |
| Trust funds | 305,000 | 10,000 |
| Equipment – *Note 4* | 17,647 | 20,098 |
| Mineral properties – *Note 3* | 446,102 | 396,102 |
| | $ 1,436,422 | $ 470,344 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities – *Note 6* | $ 167,779 | $ 234,339 |
| Interest accrued | 2,063 | 2,063 |
| Loans payable | 107 | 107 |
| Due to related parties | 14,275 | 1,775 |
| | 184,224 | 238,284 |
| **SHAREHOLDERS' EQUITY** | | |
| Share Capital - *Note 5* | 7,400,788 | 5,825,469 |
| Share subscriptions | - | 57,500 |
| Contributed surplus | 883,238 | 883,238 |
| Deficit | (7,031,828) | (6,534,147) |
| | 1,252,198 | 232,060 |
| | $ 1,436,422 | $ 470,344 |

APPROVED BY DIRECTORS:

*"Douglas B. Brooks"* **Director** *"Raymond W. Roland"* **Director**

SEE ACCOMPANYING NOTES

## MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

For the three and six months ended March 31, 2007 and 2006

(Unaudited)

| | **Three Months Ended March 31, 2007** | Three Months Ended March 31, 2006 | **Six Months Ended March 31, 2007** | Six Months Ended March 31, 2006 |
|---|---|---|---|---|
| **EXPENSES** | | | | |
| Amortization | $ **1,226** | $ 1,626 | $ **2,451** | $ 3,252 |
| Bank charges and interest – Note 5 | **12,489** | 4,131 | **20,462** | 7,994 |
| Consulting fees | **39,072** | 12,500 | **78,650** | 12,500 |
| Management fees – Note 5 | **7,500** | 7,500 | **15,000** | 15,000 |
| Office & miscellaneous | **2,294** | 2,044 | **5,838** | 3,109 |
| Professional fees | **326,000** | 11,520 | **331,080** | 25,912 |
| Rent | **9,000** | 9,000 | **18,000** | 18,000 |
| Shareholders communication | **500** | 1,016 | **3,202** | 3,713 |
| Stock-based compensation | **-** | 598,583 | **-** | 598,583 |
| Transfer agent and filing fees | **10,991** | 2,656 | **12,938** | 6,576 |
| Travel and promotion | **10,014** | 657 | **10,060** | 1,486 |
| **NET LOSS FOR THE PERIOD** | **419,086** | 651,233 | **497,681** | 696,125 |
| **DEFICIT, BEGINNING OF THE PERIOD** | **6,612,742** | 5,797,924 | **6,534,147** | 5,753,032 |
| **DEFICIT, END OF PERIOD** | $ **7,031,828** | $ 6,449,157 | $ **7,031,828** | $ 6,449,157 |
| **NET LOSS PER SHARE** | $ **0.02** | $ 0.03 | $ **0.02** | $ 0.03 |

SEE ACCOMPANYING NOTES

# MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS

For the three and six months ended March 31, 2007 and 2006

(Unaudited)

| | **Three Months Ended March 31, 2007** | Three Months Ended March 31, 2006 | **Six Months Ended March 31, 2007** | Six Months Ended March 31, 2006 |
|---|---|---|---|---|
| **OPERATIONS** | | | | |
| Net loss for the period | $ ( 419,086) | $ 651,233) | $ ( 497,681) | $ ( 696,125) |
| Items not involving cash: | | | | |
| Amortization | 1,226 | 1,626 | 2,451 | 3,252 |
| Stock-based compensation | - | 598,583 | - | 598,583 |
| | ( 417,860) | ( 51,024) | ( 495,230) | ( 94,290) |
| Changes in non-cash working capital items related to operations: | | | | |
| Advances receivable and prepaid expenses | ( 15,000) | ( 1,250) | ( 15,000) | ( 1,250) |
| GST receivable | ( 22,299) | ( 3,039) | ( 25,637) | ( 5,509) |
| Accounts payable and accrued liabilities | ( 104,016) | 26,500 | ( 66,560) | 70,521 |
| Due to related parties | 6,250 | 12,000 | 12,500 | 12,000 |
| Funds in trust | ( 280,000) | - | ( 295,000) | - |
| Cash used in operating activities | ( 832,925) | ( 16,813) | ( 884,927) | ( 18,528) |
| **INVESTING ACTIVITIES** | | | | |
| Resource property acquisition costs | - | - | (50,000) | - |
| Cash used in investing activities | - | - | (50,000) | - |
| **FINANCING ACTIVITIES** | | | | |
| Common shares issued for cash | 1,575,319 | - | 1,575,319 | - |
| Subscription shares receivable | (211,050) | 19,608 | (57,500) | 19,608 |
| Loans payable | (2,500) | - | - | - |
| Cash provided by financing activities | 1,361,769 | 19,608 | 1,517,819 | 19,608 |
| **INCREASE (DECREASE) IN CASH DURING THE PERIOD** | 528,844 | 2,795 | 582,892 | 1,080 |
| **CASH, BEGINNING OF THE PERIOD** | 64,050 | 415 | 10,002 | 2,130 |
| **CASH, END OF PERIOD** | $ 592,894 | $ 3,210 | $ 592,894 | $ 3,210 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | | | |
| Cash paid for: | | | | |
| Interest | $ - | $ - | $ - | $ - |
| Income taxes | $ - | $ - | $ - | $ - |

SEE ACCOMPANYING NOTES

## NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At March 31, 2007, the Company had a working capital of $483,449 (2006 – working capital deficiency of $206,158) and an accumulated deficit of $7,031,228 since incorporation. The Company has experienced recurring losses and has not generated profitable operations since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2006, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the six-months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended September 30, 2007.

## NOTE 3 – MINERAL PROPERTIES

| | Balance, September30, 2006 | Incurred (Written-down) during the year | Balance, March 31 , 2007 |
|---|---|---|---|
| **Property costs** | | | |
| Stump Lake Property | 320,000 | 50,000 | 370,000 |
| Mongolia Property | 1 | - | 1 |
| | 320,001 | 50,000 | 370,001 |
| **Deferred exploration costs** | | | |
| Stump Lake Property | 76,100 | - | 76,100 |
| Mongolia Property | 1 | - | 1 |
| | 76,101 | - | 76,101 |
| | $ 396,102 | $ 50,000 | $ 446,102 |

**NOTE 3 – MINERAL PROPERTIES (Continued)**

**Stump Lake Property**

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2008) | $ 200,000 |
| On or before November 30, 2006 (year extended to 2008) | 300,000 |
| | $ 500,000 |

As at March 31, 2007 the total amount of $76,100 had been incurred.

Cash payments:

| | |
|---|---|
| Within seven days of acceptance by TSX Venture Exchange ("TSX") | $ 150,000 (paid) |
| On or before November 1, 2002 | 25,000 (paid) |
| On or before November 30, 2003 | 75,000 (paid) |
| On or before April 1, 2006 | 50,000 (paid) |
| On or before November 30, 2006 | 50,000 (paid) |
| | $ 350,000 |

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

**Mongolia Properties**

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

**NOTE 3 – MINERAL PROPERTIES (Continued)**

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice) 500,000 common shares (issued) | US$100,000 (payment extended until further notice) 1,000,000 common shares (issued) |
| On or before May 1, 2005 to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007 to make property maintenance payments at | US$25,000 per year | US$45,000 per year |
| to make cash payments to November 1, 2007 | US$300,000 | US$480,000 |
| To fund exploration staged over four years to November 1, 2007 | US$1,750,000 | US$2,250,000 |
| On or before November 1, 2007 to issue further | 1,500,000 common shares | 2,000,000 common shares |

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 7*

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

**NOTE 4 – EQUIPMENT**

| | Cost | Accumulated Amortization | Net Carrying Amount 2007 | Net Carrying Amount 2006 |
|---|---|---|---|---|
| Computer | $ 4,909 | $ 3,098 | $ 1,811 | $ 2,588 |
| Office equipment | 2,052 | 930 | 1,122 | 1,403 |
| Automobile | 25,000 | 10,286 | 14,714 | 19,360 |
| | $ 31,961 | $ 14,314 | $ 17,647 | $ 23,351 |

**NOTE 5 - SHARE CAPITAL**

Authorized:

100,000,000 common shares without par value.

Subsequent to March 31, 2007, on April 13, 2007, the authorized share capital of the Company was changed to "Unlimited common shares without par value".

| Issued and Fully Paid | | Number of Shares | Dollar Value |
|---|---|---|---|
| Balance September 30, 2004 | | 20,591,543 | 4,762,611 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.10 | 2,790,000 | 279,000 |
| - pursuant to private placement | – at $0.1275 | 1,803,922 | 230,000 |
| - pursuant to private placement | – at $0.50 | 250,000 | 125,000 |
| - finder's fee | | - | (3,000) |
| Balance September 30, 2005 | | 25,435,465 | $ 5,393,611 |
| For cash: | | | |
| - shares cancelled ( escrow) | | (107,142) | - |
| - pursuant to exercise of warrants | – at $0.25 | 168,431 | 42,108 |
| - pursuant to private placement | – at $0.25 | 1,616,000 | 404,000 |
| - share issue costs | | | (14,250) |
| Balance September 30, 2006 | | 27,112,754 | $ 5,825,469 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.25 | 1,596,275 | 399,069 |
| - pursuant to exercise of warrants | – at $0.75 | 135,000 | 101,250 |
| - pursuant to private placement | – at $0.50 | 2,150,000 | 1,075,000 |
| Balance March 31, 2007 | | 30,994,029 | $ 7,400,788 |

As of March 31, 2007, the Company held no common shares in escrow.

**NOTE 5 - SHARE CAPITAL (Continued)**

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2006 and 2005 and changes during the years ending on those dates is presented below:

| | March 31, 2007 | | March 31, 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 2,543,546 | $0.50 | 1,445,000 | $0.65 |
| Granted | - | - | 2,543,546 | $0.50 |
| Expired | - | - | (1,445,000) | ($0.65) |
| Options outstanding and exercisable at end of period | 2,543,546 | $0.50 | 2,543,546 | $0.50 |

As at March 31, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

| Number of stock options | Exercise Price | Expiry Date |
|---|---|---|
| 2,543,546 | $0.50 | February 10,2008 |

Share purchase warrants

Share purchase warrant transactions as at March 31, 2007, are summarized as follows:

| | Number of Shares | Weighted average Exercise price |
|---|---|---|
| Outstanding, beginning of period | 3,501,491 | $ 0.39 |
| Granted | 2,150,000 | $ 0.75 |
| Exercised | (1,731,275) | $ (0.29) |
| Expired | (154,216) | $ (0.62) |
| Outstanding, end of period | 3,766,000 | $ 0.64 |

**NOTE 5 - SHARE CAPITAL (Continued)**

Commitments

Share purchase warrants

At March 31, 2007 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,616,000 | $0.50 | April 11, 2007 |
| 1,150,000 | $0.75 | January 19, 2008 |
| 1,000,000 | $0.75 | February 22, 2008 |
| 3,766,000 | | |

**NOTE 6 – RELATED PARTY TRANSACTIONS**

During the six months ended March 31, 2007 and 2006, the Company incurred the following costs charged by the company controlled by a director of the Company:

| | Six months ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Consulting | $ 12,500 | $ 12,500 |
| | $ 12,500 | $ - |

At March 31, 2007, accounts payable includes $ 4 (2006: $Nil) due to a company controlled by director of the Company, and $12,500 (2005: $25,000) due to a director of the Company.

**NOTE 7 – CONTINGENT ASSET**

The Company has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

The Company announced on March 23, 2007, that the trial date has been set for November 5, 2007. Western Prospector has applied for a summary trial for dismissal of claims against it. Summary trial is now set for May 8, 2007. The Company expects the matter to proceed to full trial.

**NOTE 7 – CONTINGENT ASSET (continued)**

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

**NOTE 8 – CONTINGENT LIABILITY**

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against the Company in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under the allegations of Maximum's failure to disclose under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against the Company are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims

The Company considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

**NOTE 9 – SUBSEQUENT EVENTS**

a) On May 1, 2007, the Company announced that it has reduced the price of its non-brokered private placement financing of $1.5-million previously announced on February 12, 2007, from $1.00 per unit to 80 cents per unit. The $1.5-million private placement now comprises 1,875,000 units with each unit consisting of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.25 per share for one year. Funds from the financing will be used for general working capital and for the company's litigation against Western Prospector Group Ltd., Ken de Graaf et al. A 10-per-cent finder's fee is payable on a portion of the private placement.

b) On May 2, 2007, the Company granted incentive stock options on 555,856 shares of the company's capital stock, exercisable for up to two years at a price of 80 cents per share, which price is not lower than the last closing price of the company's shares prior to this announcement less the applicable discount.
The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

c) On May 9, 2007, the Company announced that its litigant Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospector Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss the Company's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of the Company's interest in the Saddle Hills properties and that the Company delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, chief executive officer of Western Prospector Group Ltd., and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

## MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations

**MARCH 31, 2007**

**BACKGROUND**

The following discussion and analysis, prepared as of May 30, 2007, should be read together with the unaudited interim financial statements for the six months ended March 31, 2007 and 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the six months ended March 31, 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, May 30, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

**OVERVIEW**

Maximum is a mineral exploration company. The Company was the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act*, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and was suspended from trading on the NEX Board of the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

On January 12, 2006, the CTO's against the Company were revoked and trading was reinstated in the securities of the Company.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

**MINERAL PROPERTIES**

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

| | Balance, September 30, 2006 | Incurred (Written-down) during the period | **Balance, March 31, 2007** |
|---|---|---|---|
| **Property costs:** | | | |
| Stump Lake Property | $ 320,000 | $ 50,000 | $ **370,000** |
| Mongolia Properties | 1 | - | **1** |
| | 320,001 | 50,000 | **370,001** |
| **Deferred Exploration Expenditures:** | | | |
| Stump Lake Property | 76,100 | - | **76,100** |
| Mongolia Properties | 1 | - | **1** |
| | 76,101 | - | **76,101** |
| | $ 396,102 | $ 50,000 | $ **446,102** |

***Stump Lake Property, Canada***

**Acquisition**

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2008) | $ 200,000 |
| On or before November 30, 2006 (year extended to 2008) | 300,000 |
| | $ 500,000 |

**MINERAL PROPERTIES – *CONT'D***

*Stump Lake Property, Canada – Cont'd*

As at March 31, 2007, the Company has incurred exploration expenditures of $76,100 as follows:

| | 2007 |
|---|---|
| Assay | $ 3,120 |
| Concession fees | 1,514 |
| Geological consulting | 69,634 |
| Travel | 1,832 |
| | $ 76,100 |

Cash payments:

| | |
|---|---|
| Within seven days of acceptance by TSX Venture Exchange ("TSX") | $ 150,000 (paid) |
| On or before November 1, 2002 | 25,000 (paid) |
| On or before November 30, 2003 | 75,000 (paid) |
| On or before April 1, 2006 | 50,000 (paid) |
| On or before November 30, 2006 | 50,000 (paid) |
| | $ 350,000 |

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the six months ended March 31, 2007, totalled $Nil. Expenditure during the comparable period ending March 31, 2006, was $Nil

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

**MINERAL PROPERTIES – *CONT'D***

*Stump Lake Property, Canada – Cont'd*

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

***Edren and Ulaan Properties, Mongolia***

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to make total property maintenance payments of US$280,000 and to incur exploration expenditures totalling US$4,000,000 as follows:

***Edren and Ulaan Properties, Mongolia***

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice)<br>500,000 common shares (issued) | US$100,000 (payment extended until further notice)<br>1,000,000 common shares (issued) |
| On or before May 1, 2005, to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007, to make property maintenance Payments at | US $25,000 per year | US $ 45,000 per year |
| To make cash payments to November 1, 2007, totalling | US$300,000 | US$480,000 |
| To fund exploration staged over four years to November 1, 2007, totalling | US$1,750,000 | US$2,250,000 |
| On or before November 1, 2007, to issue further | 1,500,000 | 2,000,000 |

common shares common shares

**MINERAL PROPERTIES** – *CONT'D*

*Edren and Ulaan Properties, Mongolia – Cont'd*

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company had incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

**COURT ACTION MONGOLIAN MINERAL CLAIMS**

During fiscal 2006, the Company ( or Maximum) commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

**MINERAL PROPERTIES – *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

The legal action was announced in Maximum's news release of March 2, 2006. In a new release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for a portion of the Saddle Hills Uranium interests.

Maximum's statement of claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graafs request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

**MINERAL PROPERTIES – *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

## MINERAL PROPERTIES - *CONT'D*

*Edren and Ulaan Properties, Mongolia – Cont'd*

The Company announced on March 23, 2007, that the trial date has been set for November 5, 2007. Western Prospector has applied for a summary trial for dismissal of claims against it. Summary trial is now set for May 8, 2007. The Company expects the matter to proceed to full trial.

Subsequent to March 31, 2007, on May 9, 2007, the Company announced that its litigant Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospctor Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss the Company's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of the Company's interest in the Saddle Hills properties and that the Company delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, chief executive officer of Western Prospector Group Ltd., and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

## CONTINGENT LIABILITY

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against the Company in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under the allegations of Maximum's failure to disclose under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against the Company are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims

The Company considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

## SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the six months ended March 31, 2007 and 2006 and audited financial information for the years ended September 30, 2006, 2005, and 2004.

**MAXIMUM VENTURES INC.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**
**MARCH 31, 2007**

| | **Six Months ended March 31, 2007** | **Six Months ended March 31, 2006** | Year ended September 30, 2006 | Year ended September 30, 2005 | Year ended September 30, 2004 |
|---|---|---|---|---|---|
| | **$** | **$** | **$** | **$** | **$** |
| Revenue | **-** | **-** | - | - | - |
| Net loss | **(487,681)** | **(696,125)** | (781,115) | (391,839) | (1,798,284) |
| Basic and diluted loss per share | **(0.02)** | **(0.03)** | (0.03) | (0.02) | (0.09) |
| Total assets | **1,436,422** | **496,037** | 470,344 | 491,450 | 545,965 |

**RESULTS OF OPERATIONS**

*Six months ended March 31, 2007*

For the six-months ended March 31, 2007 the net loss was $487,681 or $0.02 per share compared to the net loss of $696,125 or $0.03 per share for the same period in 2006. The decrease in the net loss of $198,444 was primarily due to non-cash stock-compensation expenses of $598,583 with corresponding increases in professional fees of $305,168 due to litigation costs, consulting fees of $66,150 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties, bank charges and interest of $12,468, travel and promotion of $8,574, transfer agent and filing fees of $6,362 due to issuance of shares and office and miscellaneous of $2,729 with the balance of the increase of $1,312 spread over the remainder of the expenditures.

*Three Months ended March 31, 2007*

For the three-months ended March 31, 2007 the net loss was $419,086 or $0.02 per share compared to the net loss of $651,233 or $0.03 per share for the same period in 2006. The decrease in net loss of $232,147 was primarily due to non-cash stock-compensation expenses of $598,583, with corresponding increases in professional fees of $315,480 due to litigation costs, consulting fees of $26,572 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties, bank charges and interest of $8,358, travel and promotion of $9,357, transfer agent and filing fees of $8,335 due to issuance of shares with the balance of the decrease of $1,666 spread over the remainder of the expenditures.

*Year ended September 30, 2006*

For the year ended September 30, 2006 the net loss was $781,115 or $0.03 per share compared to the net loss of $391,839 or $0.02 per share for the same period in 2005. The increase in the net loss of $389,276 was primarily due to non-cash stock-compensation expenses of $282,588, loss on write-off of uncollectible advance of $123,344, consulting fees of $86,900, public and shareholder relations of $3,582 and management fees of $2,500 with corresponding decreases in professional fees of $48,810, property investigation expenses of $55,498, office and miscellaneous expenses of $5,384, transfer agents and filing fees of $4,688 with the balance of the increase of $4,742 spread over the remainder of the expenditures.

## MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
### MARCH 31, 2007

**REVENUES**

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

**EXPENSES**

The following table identifies the changes in general and administrative expense three months ended March 31, 2007 and 2006 and for the years ended September 30, 2006, 2005, and 2004.

| | **Six-months ended March 31, 2007** | **Six-months ended March 31, 2006** | Year Ended September 30, 2006 | Year ended September 30, 2005 | Year ended September 30, 2004 |
|---|---|---|---|---|---|
| | | **$** | **$** | **$** | **$** |
| Depreciation | **2,451** | **3,252** | 6,505 | 4,220 | 961 |
| Increase (decrease) % * | **(24.63)** | | 54.15 | 339.12 | 439.89 |
| Bank charges and interest | **20,462** | **7,991** | 6,220 | 6,487 | 11,723 |
| Increase (decrease) % * | **156.06** | | (4.12) | (44.66) | (6.69) |
| Consulting | **78,650** | **12,500** | 117,150 | 30,250 | 25,000 |
| Increase (decrease) % * | **529.2** | **-** | 287.27 | 21.00 | 70.07 |
| Management fees | **15,000** | **15,000** | 30,000 | 27,500 | 30,000 |
| Increase (decrease) % * | **-** | **-** | 9.09 | (0.08) | - |
| Office and misc. | **5,838** | **3,109** | 9,902 | 15,286 | 88,545 |
| Increase (decrease) % * | **87,77** | | (35.22) | (82.73) | 1,453.42 |
| Professional fees | **331,080** | **25,912** | 137,356 | 186,166 | 80,318 |
| Increase (decrease) % * | **+100%** | | (26.21) | 131.79 | 27.74 |
| Property investigation | **-** | **-** | - | 55,498 | 166,000 |
| Increase (decrease) % * | **-** | **-** | (100) | (66.57) | 100.00 |
| Rent | **18,000** | **18,000** | 36,000 | 36,000 | 36,000 |
| Increase (decrease) % * | **-** | **-** | - | - | (4.00) |
| Shareholder communication | **3,202** | **3,713** | 14,371 | 10,789 | 21,149 |
| Increase (decrease) % * | **(13.76)** | | 33.20 | (48.98) | 100.00 |
| Stock-based compensation | **-** | **598,583** | 282,588 | - | 600,650 |
| Increase (decrease) % * | **-** | **-** | 100 | (100) | 100 |
| Transfer agent and filing fees | **12,938** | **6,576** | 14,700 | 19,388 | 37,665 |
| Increase (decrease) % * | **96.74** | | (24.18) | (48.53) | 215.03 |
| Travel and promotion | **10,060** | **1,486** | 2,979 | 255 | 25,593 |
| Increase (decrease) %* | **576.98** | | 1,068.24 | (99.00) | 280.28 |

- Increase (decrease) expressed in % compared to the prior quarter and years.

## MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
**MARCH 31, 2007**

**SUMMARY OF QUARTERLY RESULTS**

The following table presents unaudited selected financial information for each of the last eight quarters:

| | YEARS ENDED SEPTEMBER 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | | | 2005 | |
| | Qrt 1 | Qrt 2 | Qrt 1 | Qrt 2 | Qrt 3 | Qrt 4 | Qrt 3 | Qrt 4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net Loss | (78,595) | (419,086) | (44,892) | (651,233) | (147,704) | 62,714 | (56,902) | (99,263) |
| Basic/diluted Loss per share | (0.01) | (0.02) | (0.01) | (0.01) | (0.01) | (0.01) | (0.01) | (0.01) |

The net loss for the first quarter of the fiscal 2007 was $78,595 compared to the net loss of $44,892 for the same period in fiscal 2006. The increase in the net loss was primarily due to consulting fees of $39,578

The net loss for the second quarter of the fiscal 2007 was $419,086 compared to the net loss of $651,233 for the same period in fiscal 2006. The decrease in the net loss was primarily due to stock-based compensation expenses of $598,583.

During the third quarter of the fiscal 2006 the Company's net loss was $147,704 compared to the net loss of $56,902 for the same period in fiscal 2005. The increase was primarily affected by $35,043 professional fees due to the Company's ongoing litigation process regarding the Mongolian properties and consulting fees of $83,500.

During the fourth quarter of fiscal 2006 the net income was $62,714 or $0.01 per share compared to the net loss of $99,263 or $0.01 per share for the same period in 2005. The increase in net income of $161,977 was primarily due to over providing on non-cash stock-compensation expenses during the year of $315,995 and the write-off of uncollectible advances of $123,344.

**LIQUIDITY AND CAPITAL RESOURCES**

At March 31, 2007, the Company had a working capital of $483,449 (2005 – working capital deficiency of $ 206,158).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

On January 25, 2007, the Company completed $575,000 of its non-brokered private placement comprising 1.15 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 75 cents per share. The units are restricted from trading until May 20, 2007.

On February 22, 2007, the Company completed $500,000 of its non-brokered private placement comprising 1 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 75 cents per share. Funds from the financing will be used for working capital and in connection with possible litigation matters.

During the six months ended March 31, 2007, an additional $500,319 had been received due to the exercise of 1,596,275 share purchase warrants at $0.25 per share and 135,000 share purchase warrants at $0.75 per share

At March 31, 2007, the Company held cash on hand of $592,894 (2006: $3,210) and liabilities totalled $184,224 (2006: $332,742).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

**SHARE CAPITAL**

Authorized:

100,000,000 common shares without par value.

Subsequent to March 31, 2007, on April 13, 2007, the authorized share capital of the Company was changed to "Unlimited common shares without par value".

**SHARE CAPITAL** – ***CONT'D***

| Issued and Fully Paid | | Number of Shares | Dollar Value |
|---|---|---|---|
| Balance September 30, 2004 | | 20,591,543 | 4,762,611 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.10 | 2,790,000 | 279,000 |
| - pursuant to private placement | – at $0.1275 | 1,803,922 | 230,000 |
| - pursuant to private placement | – at $0.50 | 250,000 | 125,000 |
| - finder's fee | | - | (3,000) |
| Balance September 30, 2005 | | 25,435,465 | $ 5,393,611 |
| For cash: | | | |
| - shares cancelled ( escrow) | | (107,142) | - |
| - pursuant to exercise of warrants | – at $0.25 | 168,431 | 42,108 |
| - pursuant to private placement | – at $0.25 | 1,616,000 | 404,000 |
| - share issue costs | | | (14,250) |
| Balance September 30, 2006 | | 27,112,754 | $ 5,825,469 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.25 | 1,596,275 | 399,069 |
| - pursuant to exercise of warrants | – at $0.75 | 135,000 | 101,250 |
| - pursuant to private placement | – at $0.50 | 2,150,000 | 1,075,000 |
| Balance March 31, 2007 | | 30,994,029 | $ 7,400,788 |

Stock Options

Stock-based compensation plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock Options

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of March 31, 2007 and 2006 and changes during the years ending on those dates is presented below:

SHARE CAPITAL – *CONT'D*

| | March 31, 2007 | | March 31, 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 2,543,546 | $0.50 | 1,445,000 | $0.65 |
| Granted | - | - | 2,543,546 | $0.50 |
| Expired | - | - | (1,445,000) | ($0.65) |
| Options outstanding and exercisable at end of period | 2,543,546 | $0.50 | 2,543,546 | $0.50 |

As at March 31, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

| Number of stock options | Exercise Price | Expiry Date |
|---|---|---|
| 2,543,546 | $0.50 | February 10,2008 |

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the six months ended March 31, 2006 the Company recorded a non-cash compensation charge of $598,583 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.24 per share.

As at March 31, 2007, no stock options had been granted by the Company. (refer to Subsequent Events)

Share Purchase Warrants

At March 31, 2007, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,616,000 | $0.50 | April 11, 2007 |
| 1,150,000 | $0.75 | January 19, 2008 |
| 1,000,000 | $0.75 | February 22, 2008 |
| 3,766,000 | | |

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

**RELATED PARTY TRANSACTIONS**

During the six months ended March 31, 2007 and 2006, the Company incurred the following costs charged by the company controlled by a director of the Company:

| | 2007 | 2006 |
|---|---|---|
| Consulting fees | $ 12,500 | $ 12,500 |
| | $ 12,500 | $ 12,500 |

At March 31, 2007, accounts payable includes $4 (2006: $Nil) due to a company controlled by director of the Company and $12,500(2006: $12,500) to a director of the Company.

**ACCOUNTING PRINCIPLES**

Stock Based Compensation

The Company has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

**Mineral Properties**

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative

expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

**Asset Retirement Obligations**

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at March 31, 2007, no provision has been made for asset retirement obligations.

**OUTSTANDING SHARE DATA**

As at May 29, 2007 the Company had authorized share capital of unlimited shares without a par value. Shares outstanding as at May 29, 2007 totalled 31,064,029 shares. There were 2,150,000 warrants outstanding and 3,099,402 stock options outstanding.

**SUBSEQUENT EVENTS**

a) On May 1, 2007, the Company announced that it has reduced the price of its non-brokered private placement financing of $1.5-million previously announced on February 12, 2007, from $1.00 per unit to 80 cents per unit. The $1.5-million private placement now comprises 1,875,000 units with each unit consisting of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.25 per share for one year. Funds from the financing will be used for general working capital and for the company's litigation against Western Prospector Group Ltd., Ken de Graaf et al. A 10-per-cent finder's fee is payable on a portion of the private placement.

SUBSEQUENT EVENTS - *(CONT'D)*

b) On May 2, 2007, the Company granted incentive stock options on 555,856 shares of the company's capital stock, exercisable for up to two years at a price of 80 cents per share, which price is not lower than the last closing price of the company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

c) On May 9, 2007, the Company announced that its litigant Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospctor Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss the Company's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of the Company's interest in the Saddle Hills properties and that the Company delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, chief executive officer of Western Prospector Group Ltd., and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

## RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

## DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

## INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

## FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-3923

**MAXIMUM VENTURES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

*"Douglas B. Brooks"*
**Douglas B. Brooks**
President & CEO

#82-3923

**MAXIMUM VENTURES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

*"Douglas B. Brooks"*
**Douglas B. Brooks**
Chief Financial Officer

# 82-3923

MAXIMUM
VENTURES INC.

March 23, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

---

## Maximum Ventures Lawsuit against Western Prospector and Others for Saddle Hills Uranium Deposit Proceeding
## Private Placement Closes

---

**Maximum Ventures Inc. MVI.H – (Maximum)** is pleased to report that its lawsuit against Western Prospector Group Ltd. ("Western Prospector"), Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf including Brant Enterprises Inc. and Unicum Gold JV XXK (collectively, the "de Graaf Defendants") is proceeding.

In the lawsuit Maximum is seeking an order and a declaration that certain Mongolian mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf Defendants are held in trust for Maximum, and for damages and equitable compensation from the defendants.

The properties Maximum is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit in Mongolia.

Trial has now been set for November 5, 2007. Western Prospector has applied for a Summary Trial for dismissal of claims against it. Summary Trial is now set for May 8, 2007. Maximum expects the matter to proceed to full trial.

On March 6, 2007, Mr. John Brock, President of Western Prospector issued a news release announcing Anchorage Capital Master Offshore Ltd. of the Cayman Islands ("Anchorage"), a "major shareholder" of Western Prospector, had commenced an action against Maximum. Maximum was recently served with that court case. Anchorage is essentially asserting that Maximum owed Anchorage a duty to disclose that it had a claim for ownership of Western Prospector's Saddle Hills uranium deposit prior to Anchorage acquiring its Western Prospector shares in September, 2005 and that Maximum breached that duty.

Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

Maximum will be providing a more comprehensive news release regarding the Anchorage claim and its lawsuit shortly.

Maximum is also pleased to announce that, further to its news release of January 3, 2007, it has completed its $500,000 non-brokered private placement comprised of 1,000,000 units at $0.50 per unit. Each unit consists of one common share and one one-year transferable warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.75 per share. The units are restricted from trading until June 23, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.**

*"Douglas B. Brooks"*

Per: ______________________________

Douglas B. Brooks, President

*The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

#82-3923

MAXIMUM VENTURES INC.

May 1, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

# FINANCING

Maximum Ventures Inc. (**MVI.H**) announces that the price of its non-brokered private placement financing of $1,500,000 announced on February 12, 2007 has been changed from $1.00 per unit to $0.80 per unit. The $1,500,000 private placement now comprises 1,875,000 units with each unit consisting of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.25 per share for one year. Funds from the financing will be used for general working capital and for the Company's litigation against Western Prospector Group Ltd., Ken de Graaf et al announced March 2, 2006. A 10% finder's fee is payable on a portion of the private placement.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

**BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.**

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

#82-3923

MAXIMUM VENTURES INC.

May 2, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

# OPTIONS GRANTED

Maximum Ventures Inc. (**MVI.H**) announces that it has granted Incentive Stock Options on 555,856 shares of the Company's capital stock, exercisable for up to two years at a price of $0.80 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

**BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.**

Per: *"Raymond W. Roland"*
Raymond W. Roland, Director

*The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

#82-3923

MAXIMUM VENTURES INC.

May 8, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

# SUMMARY TRIAL ADJOURNED AT WESTERN'S REQUEST

Maximum Ventures Inc. (**MVI.H**) is pleased to report that the summary trial application by Western Prospector Group Ltd. ("Western") has been adjourned generally at the request of Western. Western's application sought to dismiss Maximum's case against it for ownership of the Saddle Hills uranium deposit based on Western's allegations that it had no knowledge or notice of Maximum's interest in the Saddle Hills properties and that Maximum delayed in starting the lawsuit. Summary trail had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, CEO of Western, and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

In its lawsuit Maximum is seeking an order and a declaration that certain Mongolian mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf defendants are held in trust for Maximum, and for damages and equitable compensation from the defendants.

The properties Maximum is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit in Mongolia.

Trial is set for November 5, 2007. Maximum is looking forward to the case proceeding to full trial.

**BY ORDER OF THE BOARD OF DIRECTORS OF**
**MAXIMUM VENTURES INC.**

Per: *"Raymond W. Roland"*
Raymond W. Roland, Director

*The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

#82-3923

MAXIMUM VENTURES INC.

June 4, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

## NEWS RELEASE

Maximum Ventures Inc. **MVI.H** – is pleased to announce that at its 2007 Annual General Meeting held on May 31, 2007, Douglas B. Brooks, Hugh Burnett, Georgia V. Knight and Raymond Roland were re-elected as Directors of the Company. Mr. Brooks is continuing as the Company's President. At the Annual General Meeting, shareholders approved, by special resolution, a change of the Company's name to Maximum Uranium Corp. or such other name as the Board of Directors may approve.

**BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.**

*"Raymond Roland"*

Per: ______________________________

Raymond Roland, Director

*The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

#82-3923

# FORM 45-106F1

# REPORT OF EXEMPT DISTRIBUTION

## Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

MAXIMUM VENTURES INC.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

## Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

June 29, 2007

6. For each security distributed:

   (a) Describe the type of security,
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
   (c) State the exemption(s) relied on.

   1,168,750 units at a price of $0.80 per unit, each unit comprised of one common share and one one-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $1.25 on or before June 28, 2008.

| Exemption Relied On | Number of Securities |
|---|---|
| Section 2.3 of NI 45-106 | 1,162,500 units |
| Section 2.5 of NI 45-106 | 6,250 units |

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

| Each jurisdiction where purchasers reside | Number of purchasers | Price per security (Canadian $)[1] | Total dollar value raised from purchasers in the jurisdiction (Canadian $) |
|---|---|---|---|
| British Columbia | 8 | $0.80 | $935,000 |
| **Total number of Purchasers** | 8 | | |
| **Total dollar value of distribution in all jurisdictions (Canadian $)** | | | $935,000 |

**Note [1]:** If securities are issued at different prices list the highest and lowest price the securities were sold for.

**Commissions and finder's fees**

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

   If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities

have been converted.

| | Compensation paid or to be paid (cash and/or securities) | | | | |
|---|---|---|---|---|---|
| | | Securities | | | |
| Full name and address of the person being compensated | Cash (Canadian $) | Number and type of securities issued | Price per security | Exemption relied on and date of distribution | Total dollar value of compensation (Canadian $) |
| Canaccord Capital Corporation<br>2200 – 609 Granville Street<br>Vancouver, BC V7Y 1H2 | $41,000.00 | - | - | - | $41,000.00 |
| XyQuest Mining Corp.<br>320 Ninth Street East<br>P.O. Box 450<br>Revelstoke, BC V0E 2S0 | $10,000.00 | - | - | - | $10,000.00 |
| | | | | TOTAL: | $51,000.00 |

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

**Certificate**

On behalf of the issuer, I certify that the statements made in this report are true.

Date: July 3, 2007.

MAXIMUM VENTURES INC.
Name of issuer (please print)

Douglas B. Brooks, President – Tel.: (604) 669-5819
Print name, title and telephone number of person signing

Douglas B. Brooks
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

**IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.**

**Notice - Collection and use of personal information**

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

**Authorization of Indirect Collection of Personal Information for Distributions in Ontario**

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

#82-3923

Incorporation No. BC0294425

BUSINESS CORPORATIONS ACT

**ARTICLES**
OF
**MAXIMUM VENTURES INC.**
(the "Company")

**TABLE OF CONTENTS**

Incorporation No. BC0294425

BUSINESS CORPORATIONS ACT

**ARTICLES**
OF
**MAXIMUM VENTURES INC.**
(the "Company")

## PART 1– INTERPRETATION

### 1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

> **"adjourned meeting"** means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;
>
> **"board"** and **"directors"** mean the directors or sole director of the Company for the time being;
>
> ***"Business Corporations Act"*** means the *Business Corporations Act*, S.B.C. 2002, c.57, and includes its regulations;
>
> ***"Interpretation Act"*** means the *Interpretation Act*, R.S.B.C. 1996, c. 238;
>
> **"trustee"**, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

### 1.2 Business Corporations Act definitions apply

The definitions in the *Business Corporations Act* apply to these Articles.

### 1.3 Interpretation Act applies

The *Interpretation Act* applies to the interpretation of these Articles as if these Articles were an enactment.

### 1.4 Conflict in definitions

If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles.

### 1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

## PART 2 – SHARES AND SHARE CERTIFICATES

### 2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

### 2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate and/or written acknowledgment of ownership representing the share or shares of each class or series of shares held by the shareholder.

### 2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

### 2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

### 2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

### 2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

## PART 3 – ISSUE OF SHARES

### 3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

### 3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

## PART 4 – SHARE TRANSFERS

### 4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

### 4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

### 4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

### 4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares .

### 4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

## PART 5 – ACQUISITION OF SHARES

### 5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares and to the *Business Corporations Act*, the Company may, if it is authorized to do so by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

### 5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

### 5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the *Business Corporations Act.*

## PART 6 – BORROWING POWERS

### 6.1 Powers of directors

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

## PART 7 – ALTERATIONS

### 7.1 Alteration of authorized share structure

Subject to Article 7.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its issued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

### 7.2 Special rights and restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for and attach those special rights or restrictions to, the shares of any special class or series of shares, if none of those

shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class of series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

### 7.3 Change of name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

### 7.4 Other alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or ordinary resolution of its directors, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

## PART 8 – GENERAL MEETINGS

### 8.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

### 8.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 8.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

### 8.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

### 8.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

### 8.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

### 8.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

### 8.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

### 8.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 9.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

## PART 9 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

### 9.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;
(ii) consideration of any financial statements of the Company presented to the meeting;
(iii) consideration of any reports of the directors or auditor;
(iv) the setting or changing of the number of directors;
(v) the election or appointment of directors;
(vi) the appointment of an auditor;
(vii) the setting of the remuneration of an auditor;
(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

### 9.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

### 9.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

**9.4 One shareholder may constitute quorum**

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

**9.5 Other persons may attend**

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

**9.6 Requirement of quorum**

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

**9.7 Lack of quorum**

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

**9.8 Lack of quorum at succeeding meeting**

If, at the meeting to which the first meeting referred to in Article 9.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

**9.9 Chair**

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

**9.10 Alternate chair**

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

**9.11 Adjournments**

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

**9.12 Notice of adjourned meeting**

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

**9.13 Motion need not be seconded**

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

**9.14 Manner of taking a poll**

Subject to Article 9.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
(ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

**9.15 Demand for a poll on adjournment**

A poll demanded at a meeting of shareholders on a question of adjournment must be taken

immediately at the meeting,

### 9.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

### 9.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

### 9.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

### 9.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

### 9.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

### 9.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

### 9.22 Meetings by telephone or other communications medium

A meeting of the Company may be held:

(1) at a location outside British Columbia if that location is:

- (a) approved by resolution of the directors before the meeting is held; or
- (b) approved in writing by the Registrar of Companies before the meeting is held; and

(2) entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors' resolution prior to the meeting and subject to the *Business Corporations*

*Act*, provided, however, that nothing in this Section shall oblige the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

## PART 10 – VOTES OF SHAREHOLDERS

### 10.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

### 10.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

### 10.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

### 10.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the

purposes of Article 10.3, deemed to be joint shareholders.

**10.5 Representative of a corporate shareholder**

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 10.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

**10.6 When proxy provisions do not apply**

If and for so long as the Company is a public company, Articles 10.7 to 10.13 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

**10.7 Appointment of proxy holder**

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

**10.8 Alternate proxy holders**

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxyholder.

### 10.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

### 10.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints ...................................... or, failing that person, ......................................, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of .............................................., .................

..............................................................
Signature of shareholder

### 10.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

**10.12 Revocation of proxies**

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

**10.13 Revocation of proxies must be signed**

An instrument referred to in Article 10.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

**10.14 Validity of proxy votes**

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

**10.15 Production of evidence of authority to vote**

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

## PART 11 – DIRECTORS

**11.1 Number of directors**

The number of directors, excluding additional directors appointed under Article 12.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 12.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 12.4.

**11.2 Change in number of directors**

If the number of directors is set under Articles 11.1(a)(i) or 11.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

**11.3 Directors' acts valid despite vacancy**

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

**11.4 Qualifications of directors**

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

**11.5 Remuneration of directors**

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

**11.6 Reimbursement of expenses of directors**

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

**11.7 Special remuneration for directors**

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially

occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

**11.8 Gratuity, pension or allowance on retirement of director**

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

## PART 12 – ELECTION AND REMOVAL OF DIRECTORS

**12.1 Election at annual general meeting**

At every annual general meeting and in every unanimous resolution contemplated by Article 8.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

**12.2 Consent to be a director**

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

**12.3 Failure to elect or appoint directors**

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 8.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 8.2, to elect or appoint any directors; then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

**12.4 Places of retiring directors not filled**

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

**12.5 Directors may fill casual vacancies**

Any casual vacancy occurring in the board of directors may be filled by the directors.

**12.6 Remaining directors' power to act**

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the *Business Corporations Act.*

**12.7 Shareholders may fill vacancies**

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

**12.8 Additional directors**

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 8.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

### 12.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 12.10 or 12.11.

### 12.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

### 12.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

## PART 13 – PROCEEDINGS OF DIRECTORS

### 13.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

### 13.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,
(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or
(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

**13.3 Voting at meetings**

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

**13.4 Meetings by telephone or other communications medium**

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

**13.5 Who may call extraordinary meetings**

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

**13.6 Notice of extraordinary meetings**

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

**13.7 When notice not required**

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 13.9.

**13.8 Meeting valid despite failure to give notice**

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

**13.9 Waiver of notice of meetings**

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

**13.10 Effect of waiver**

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

**13.11 Quorum**

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

**13.12 If only one director**

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

## PART 14 – COMMITTEES OF DIRECTORS

**14.1 Appointment of committees**

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

  (i) the power to fill vacancies in the board,
  (ii) the power to change the membership of, or fill vacancies in, any committee of the board, and
  (iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

**14.2 Obligations of committee**

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

**14.3 Powers of board**

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

**14.4 Committee meetings**

Subject to Article 14.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

## PART 15 – OFFICERS

### 15.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

### 15.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

### 15.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

## PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

### 16.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

### 16.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

### 16.3 Professional services by director or officer

Subject to compliance with the provisions of the *Business Corporations Act*, a director or officer

of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

### 16.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

## PART 17 – INDEMNIFICATION

### 17.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act.*

### 17.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

## PART 18 – AUDITOR

### 18.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

### 18.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the *Business Corporations Act*, and is effective for one financial year only.

## PART 19 – DIVIDENDS

### 19.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors

consider appropriate.

### 19.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

### 19.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

### 19.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

### 19.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

### 19.6 Dividend bears no interest

No dividend bears interest against the Company.

### 19.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

### 19.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

### 19.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

## PART 20 – ACCOUNTING RECORDS

### 20.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

## PART 21 – EXECUTION OF INSTRUMENTS UNDER SEAL

### 21.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

### 21.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

## PART 22 – NOTICES

### 22.1 Method of giving notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

**22.2 Deemed receipt of mailing**

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

**22.3 Certificate of sending**

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

**22.4 Notice to joint shareholders**

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

**22.5 Notice to trustees**

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

#82-3923

FORM 51-102F3

# MATERIAL CHANGE REPORT
# UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

January 25, 2007

**Item 3.** **News Release**

News Release dated January 25, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that, further to its news release of November 7, 2006, it has completed $575,000 of its non-brokered private placement comprised of 1,150,000 units at $0.50 per unit.

**Item 5.** **Full Description of Material Change**

The Issuer announces that, further to its news release of November 7, 2006, it has completed $575,000 of its non-brokered private placement comprised of 1,150,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.75 per share. The units are restricted from trading until May 20, 2007.

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 5th day of February, 2007.

*"Douglas B. Brooks"*
Douglas B. Brooks, President

#82-3923

# FORM 51-102F3

## MATERIAL CHANGE REPORT
## UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

February 12, 2007

**Item 3.** **News Release**

News Release dated February 12, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces a non-brokered private placement financing of $1,500,000 comprised of 1,500,000 units at $1.00 per unit.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce a non-brokered private placement financing of $1,500,000 comprised of 1,500,000 units at $1.00 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.50 per share for one year. Funds from the financing will be used for general working capital and for the Issuer's litigation against Western Prospector Group Ltd., Ken de Graaf et al announced March 2, 2006. A finder's fee is payable in units on a portion of the private placement.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 19th day of February, 2007.

*"Douglas B. Brooks"*
Douglas B. Brooks, President

#82-3923

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

March 23, 2007

**Item 3.** **News Release**

News Release dated March 23, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer provides an update on its lawsuit against Western Prospector Group Ltd., Kenneth de Graaf and certain other companies owned or associated with Mr. de Graaf.

The Issuer also announces that, further to its news release of January 3, 2007, it has completed its $500,000 non-brokered private placement comprised of 1,000,000 units at $0.50 per unit.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to report that its lawsuit against Western Prospector Group Ltd. ("Western Prospector"), Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf including Brant Enterprises Inc. and Unicum Gold JV XXK (collectively, the "de Graaf Defendants") is proceeding.

In the lawsuit the Issuer is seeking an order and a declaration that certain Mongolian mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf Defendants are held in trust for the Issuer, and for damages and equitable compensation from the defendants.

The properties the Issuer is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit in Mongolia.

Trial has now been set for November 5, 2007. Western Prospector has applied for a Summary Trial for dismissal of claims against it. Summary Trial is now set for May 8, 2007. The Issuer expects the matter to proceed to full trial.

On March 6, 2007, Mr. John Brock, President of Western Prospector issued a news release announcing Anchorage Capital Master Offshore Ltd. of the Cayman Islands ("Anchorage"), a "major shareholder" of Western Prospector, had commenced an action against the Issuer. The Issuer was recently served with that court case. Anchorage is essentially asserting that the Issuer owed Anchorage a duty to disclose that it had a claim for ownership of Western Prospector's Saddle Hills uranium deposit prior to Anchorage acquiring its Western Prospector shares in September, 2005 and that the Issuer breached that duty.

The Issuer considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

The Issuer will be providing a more comprehensive news release regarding the Anchorage claim and its lawsuit shortly.

The Issuer is also pleased to announce that, further to its news release of January 3, 2007, it has completed its $500,000 non-brokered private placement comprised of 1,000,000 units at $0.50 per unit. Each unit consists of one common share and one one-year transferable warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.75 per share. The units are restricted from trading until June 23, 2007.

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 3rd day of April, 2007.

*"Douglas B. Brooks"*
Douglas B. Brooks, President

#82-3727

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

May 1, 2007

**Item 3.** **News Release**

News Release dated May 1, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that the price of its non-brokered private placement financing of $1,500,000 announced on February 12, 2007 has been changed from $1.00 per unit to $0.80 per unit.

**Item 5.** **Full Description of Material Change**

The Issuer announces that the price of its non-brokered private placement financing of $1,500,000 announced on February 12, 2007 has been changed from $1.00 per unit to $0.80 per unit. The $1,500,000 private placement now comprises 1,875,000 units with each unit consisting of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.25 per share for one year. Funds from the financing will be used for general working capital and for the Issuer's litigation against Western Prospector Group Ltd., Ken de Graaf et al announced March 2, 2006. A 10% finder's fee is payable on a portion of the private placement.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 10th day of May, 2007.

*"Raymond Roland"*
Raymond Roland, Director

# 82-3923

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

May 2, 2007

**Item 3.** **News Release**

News Release dated May 2, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces hat it has granted Incentive Stock Options on 555,856 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.80 per share.

**Item 5.** **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 555,856 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.80 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 10th day of May, 2007.

*"Raymond Roland"*
Raymond Roland, Director

#82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

**Item 1. Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2. Date of Material Change**

May 8, 2007

**Item 3. News Release**

News Release dated May 8, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4. Summary of Material Change**

The Issuer announces that the summary trial application by Western Prospector Group Ltd. ("Western") has been adjourned generally at the request of Western. Summary trail had been set for hearing on May 7 to 9, 2007.

Trial is set for November 5, 2007. The Issuer is looking forward to the case proceeding to full trial.

**Item 5. Full Description of Material Change**

The Issuer pleased to report that the summary trial application by Western Prospector Group Ltd. ("Western") has been adjourned generally at the request of Western. Western's application sought to dismiss the Issuer's case against it for ownership of the Saddle Hills uranium deposit based on Western's allegations that it had no knowledge or notice of the Issuer's interest in the Saddle Hills properties and that the Issuer delayed in starting the lawsuit. Summary trail had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, CEO of Western, and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

In its lawsuit the Issuer is seeking an order and a declaration that certain Mongolian mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf defendants are held in trust for the Issuer, and for damages and equitable compensation from the defendants.

The properties the Issuer is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit in Mongolia.

Trial is set for November 5, 2007. The Issuer is looking forward to the case proceeding to full trial.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 16th day of May, 2007.

*"Raymond Roland"*
Raymond Roland, Director

#82-3123

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

June 4, 2007

**Item 3.** **News Release**

News Release dated June 4, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that at its 2007 Annual General Meeting held on May 31, 2007. Directors were re-elected and shareholders approved a change of the Issuer's name.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce that at its 2007 Annual General Meeting held on May 31, 2007, Douglas B. Brooks, Hugh Burnett, Georgia V. Knight and Raymond Roland were re-elected as Directors of the Issuer. Mr. Brooks is continuing as the Issuer's President. At the Annual General Meeting, shareholders approved, by special resolution, a change of the Issuer's name to Maximum Uranium Corp. or such other name as the Board of Directors may approve.

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 11th day of June, 2007.

*"Douglas Brooks"*
Douglas Brooks, President

TSX venture EXCHANGE

April 12, 2007

**Via Fax: (604) 669-5886**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Attention: Douglas B. Brooks**

Dear Sir\Madame:

**Re: MAXIMUM VENTURES INC. (the "Company")**
**Amendment of Articles – Submission# 123648**

Further to your correspondence dated April 3, 2007, and supporting documentation pertaining to the above-noted submission, this is to advise that TSX Venture Exchange (the "Exchange") has accepted for filing the deletion of Pre-Existing Company Provisions in the Company's Notice of Articles, the increase in the Company's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value, and the adoption of a new form of Articles.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6958 / FAX: (604) 844-7502 / EMAIL: marc.sheard@tsxventure.com.

Yours truly,

Marc Sheard
Analyst, LIS / NEX
Listed Issuer Services

MS/vf

File: :ODMA\PCDOCS\DOCP\184192\1

TSX venture EXCHANGE

May 16, 2007

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

**Attention: Gwen Wegner**

Dear Sir\Madame:

**Re: MAXIMUM VENTURES INC. (the "Company")**
**Stock Option Plan – Rolling – Submission# 125067**

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's annual renewal of its Rolling 10% Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on April 7, 2006.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

***If the Company is listed on NEX,*** the Company is to provide our office with a Notice of Proposed Stock Option Grant or Amendment (NEX Form D) at the end of each calendar month in which stock options are granted and abide by the restrictions of our NEX Policy with respect to stock option grants. The Exchange will not issue an acceptance letter upon the receipt of this form. This form is reviewed in conjunction with each grant to ensure that the grant is in compliance with NEX Policies. The Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6958 / FAX: (604) 844-7502 / EMAIL: marc.sheard@tsxventure.com.

Yours truly,

Marc Sheard
Analyst, LIS / NEX
Listed Issuer Services
MS/vf

cc: Maximum Ventures Inc. Fax# (604) 669-5886
File: ::ODMA\PCDOCS\DOCP\1860880\1



END